Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Three Months Ended September 30,		Fiscal Year Ended June 30,
2011		2011	2010	2009	2008	2007

Earnings (a):
Earnings from continuing operations before income taxes	$7,306	$28,071	$25,013	$19,821	$23,814	$20,101
Add: Fixed charges	107	349	207	88	151	271
Add: Cash distributions from equity method investments	49	14	14	85	10	0
Subtract: Income from equity method investments	2	110	18	81	62	62

Total Earnings	$7,460	$28,324	$25,216	$19,913	$23,913	$20,310

Fixed Charges (b):
Interest expense	$86	$264	$146	$38	$106	$230
Capitalized debt-related expenses	8	31	5	0	0	0
Interest component of rent expense	13	54	56	50	45	41

Total Fixed Charges	$107	$349	$207	$88	$151	$271

Ratio of Earnings to Fixed Charges	70	81	122	226	158	75

(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rent expense.